UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes   ☐             No   ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes   ☐    No   ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

NOTICE REGARDING THE OUTCOME OF 2019 ANNUAL GENERAL MEETING

AND CHANGES TO CERTAIN BOARD COMMITTEES

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with copies of the following information relating to the summary of proceedings of the 73rd Annual General Meeting and of the voting results on the resolutions passed at the Annual General Meeting of the Shareholders (the “AGM”) held on July 16, 2019, and the meeting of the Board of Directors held on July 17, 2019. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On July 17, 2019, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange of the summary of proceedings of the AGM, voting results and scrutinizer’s report on the resolutions passed at the 73rd AGM held on July 16, 2019. Copies of the letters filed with the securities exchanges are attached hereto as Item 99.1 and Item 99.2. Pursuant to resolution passed at the 73rd AGM, the Company amended its Articles of Association. The amended Articles of Association are attached hereto as Item 99.3.

On July 17, 2019, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange that the Board of Directors (the “Board”) approved changes to the composition of certain Board committees, effective as of August 1, 2019. A copy of the letter filed with the securities exchanges is attached hereto as Item 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal

Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: July 18, 2019

INDEX TO EXHIBITS

Item

99.1	Notice to the Exchanges dated July 17, 2019 related to the Annual General Meeting Proceedings.

99.2	Notice to the Exchanges dated July 17, 2019 related to the Annual General Meeting Voting Results.

99.3	Articles of Association of Wipro Limited, as amended.

99.4	Notice to the Exchanges dated July 17, 2019 related to the change in composition of committees of the Board of Directors.